EXHIBIT 99.1

Himax Technologies, Inc. Reports First Quarter 2018 Financial Results and Provides Second Quarter 2018 Guidance

Company Meets Q1 2018 Revenue Guidance, Exceeds Gross Margin and EPS Guidance

Provides Q2 2018 Guidance Revenue to Increase around 9% to 14% Sequentially, Gross Margin to be around 23% and IFRS EPS to be 0.0 to 1.0 Cent

  Q1 revenue declined 10.1% sequentially to $162.9M, came in at the high end of the Company’s guidance
  Product sales: large driver ICs, 36.4% of revenue, up 1.6% QoQ; small and medium-sized driver ICs, 44.0% of revenue, down 11.8% QoQ; non-driver products, 19.6% of revenue, down 23.2% QoQ
  Q1 IFRS gross margin was 22.5%, 50 bps higher than guidance, however, down 210 bps sequentially due to much reduced order from WLO anchor customer, resulting in higher equipment depreciation and factory overhead charges on a per unit basis
  Q1 IFRS loss was $2.8M, or 1.6 cents per diluted ADS, down from profit of $23.5 million, or 13.6 cents per diluted ADS in Q4 2017
  Company is uniquely positioned in structured light 3D sensing and ASC 3D sensing for facial recognition as well as under-display optical sensor for fingerprint authentication for Android-based smartphones
  Himax SLiMTM 3D sensing solution for premium Android smartphone is mass production ready in Q1 2018 as planned, awaits smartphone makers and their ecosystem partners to integrate 3D sensing technologies into the new end products. Each smartphone makers have different design and requirement for facial recognition and online payment, such developments are taking longer than the Company anticipated. Company now targets the end of 2018 for shipment to customers
  Company remains positive on its long term business outlook

TAINAN, Taiwan, May 10, 2018 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the first quarter ended March 31, 2018.

“The Company’s first quarter 2018 revenues came in at the high end of our guidance while gross margin and IFRS loss per diluted ADS were both better than guidance. The anticipated sequential decline in revenue was mainly due to lower sales in the smartphone segment in the small and medium-sized display driver business reflecting seasonality and the overall weak smartphone market, as well as the much reduced WLO shipment in the non-driver businesses per the anchor customer’s demand forecast. Despite the decline in the first quarter of 2018, Himax expects a solid rebound in the second quarter overall and sequential growth across all three major product categories,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“Going into the second quarter, while our large display driver IC business will continue benefiting from Chinese panel customers’ ongoing capacity expansion and in-cell TDDI shipment for smartphone in the small and medium display driver IC business will benefit from the new model launches, the growth in both segments would be somewhat offset  by the foundry capacity shortage issue. We are working very hard to source and qualify additional foundry capacity in addition to securing more capacity from the existing foundries. As to automotive segment, we continue to have new projects going into mass production which were design-wins of the prior years.”

“For the non-driver areas, we are optimistic that WLO shipment to the anchor customer for the second quarter will rise from that of the first quarter per customer’s forecast. SLiM™, our structured light based 3D sensing total solution, which we announced jointly with Qualcomm for Android-based smartphone last August is ready for mass production. The Qualcomm/Himax solution is by far the highest quality 3D sensing total solution available for the Android market right now. However, because each smartphone maker’s design and requirement for facial recognition and online payment are somewhat different and therefore the integration of structured light 3D sensing technologies into end products, typically flagship or premium models, is taking longer than we anticipated. We are now targeting the end of the year for shipment to customers for their smartphones’ sales in the first quarter of next year. As to the active stereoscopic camera (ASC) 3D sensing solution plan that we unveiled in the last earnings call, the joint development with an industry leading AP platform player is well under way. The ASC 3D sensing solution, a lower cost alternative to structured light 3D sensing solution for its relatively simple projector, is targeting more mass market smartphone models for facial recognition. Our goal is to have ASC 3D sensing solution ready for mass production by the end of this year. Overall, we believe the 3D sensing adoption on Android smartphone in 2018 would be limited but foresee the market demands will increase substantially starting 2019. With our leading technologies, proven manufacturing expertise, new solution roadmap and alliance with leading AP providers, we believe we are well positioned to be the partner of choice for Android smartphone makers in their 3D sensing projects.”

“Last but not the least, we are pleased to report an emerging optical fingerprint opportunity for the non-driver CMOS image sensor business. Combining the leading fingerprint solution design of our partner and a low-power CMOS image sensor with superior sensitivity which we fully customized for this purpose, a number of design-in projects are already ongoing and we expect more to come,” added Mr. Wu. “Along with the new smartphone designs featuring edge-to-edge displays, structured light 3D sensing and ASC 3D sensing, both for facial recognition, as well as under-display optical sensor for fingerprint authentication are three new approaches for phone unlock and online payment to replace the traditional home button with capacitive fingerprint technology. Himax is uniquely positioned in that we offer critical technologies in all of the three solutions and are already a key player by forming different collaboration partnerships for each of the three alternatives. They represent immense revenue opportunities with much higher ASP and gross margin versus our mainstream display driver IC business.”

First Quarter 2018 Financial Results

The first quarter revenues of $162.9 million represented a decrease of 10.1% sequentially and an increase of 4.9% year-over-year. Gross margin was 22.5%, 50 basis points higher than guidance, but down 210 basis points sequentially. IFRS loss per diluted ADS was 1.6 cents, better than the guidance range of 2.0 to 3.0 cents.

Revenue from large display drivers was $59.3 million, up 1.6% sequentially and up 0.1% year-over-year. Large panel driver ICs accounted for 36.4% of Himax’s total revenues for the first quarter, compared to 32.3% in the fourth quarter of 2017 and 38.2% a year ago. The first quarter is traditionally the bottom of the year because it has fewer working days due to Chinese New Year. Against seasonality, the Company’s large panel driver business grew low-single-digit sequentially, driven by increasing 4K TV penetration and Chinese panel customers’ ramping of new LCD fabs.

Revenue for small and medium-sized display drivers came in at $71.7 million, down 11.8% sequentially and up 7.6% year-over-year, due to seasonality and the overall weak smartphone market. The product segment accounted for 44.0% of total sales for the first quarter, as compared to 44.9% in the fourth quarter of 2017 and 42.9% a year ago. Sales into smartphones were down 23.0% sequentially and declined 5.4% year-over-year. The Company’s TDDI shipment in Q1 was still hindered by customers’ high inventory despite its numerous design-wins for HD+ and FHD+ projects with top tier customers. However, Himax expects the shipment of its TDDI chips to accelerate starting the second quarter, but the volume would be somewhat offset by foundry capacity constraint that the industry is facing right now.

Small and medium-sized driver IC sales for automotive application recorded another historical quarter. Revenue, against seasonality, went up 1% sequentially and close to 40% year-over-year. The quarterly revenue is now close to $25 million, reaching almost 20% of the total driver IC revenues. Driver IC sales for tablets were down 9.2% sequentially but up 2.4% year-over-year due to weak overall market demand in this product segment.

Revenues from non-driver businesses were $31.9 million, down 23.2% sequentially but up 8.5% versus last year. Non-driver products accounted for 19.6% of total revenues, as compared to 22.8% in the last quarter and 18.9% a year ago. The sequential decline was mainly due to lower than expected WLO shipment, offset by higher NRE income. The year-over-year increase was driven mainly by the WLO product shipment to a leading customer and, to a lesser extent, rising sales of timing controllers, CMOS image sensors and NRE income. Himax expects WLO shipment to increase in the second quarter and rebound strongly in the second half.

IFRS gross margin for the first quarter was 22.5%, down 210 basis points from the last quarter and down 60 basis points from the same period last year. The sequential margin decline was due mainly to the reduced order from its WLO anchor customer, resulting in higher depreciation and overhead charges on a per unit basis.

IFRS operating expenses were $39.8 million in the first quarter, down 1.1% from the preceding quarter but up 16.1% from a year ago. The significant year-over-year increase was primarily the result of rising R&D expenses in the areas of 3D sensing, WLO, TDDI, and high-end TV as well as annual merit increase. In addition, NT dollar appreciation against the US dollar caused the company’s salary expense to increase around $1.2 million as Himax pays the bulk of its employee salaries in NT dollars.

IFRS operating margin for the first quarter was -2.0%, down from 1.0% for the same period last year and 2.4% in the previous quarter. The sequential decline was a result of lower sales and lower gross margin. The year-over-year decrease was caused by lower gross margin and higher expenses.

First quarter non-IFRS operating loss was $2.9 million or -1.8% of sales, down from 1.3% for the same period last year and down from 2.6% a quarter ago. The sequential decline was a result of lower sales and lower gross margin and the year-over-year decrease was caused by lower gross margin and higher expenses.

IFRS loss for the first quarter was $2.8 million, or 1.6 cents per diluted ADS, compared to profit of $23.5 million, or 13.6 cents per diluted ADS, in the previous quarter and profit of $1.2 million, or 0.7 cents per diluted ADS, a year ago. The sequential decline was a result of lower sales and lower gross margin. An investment gain of $20.7 million in the last quarter for disposal of a direct investment in September 2017 also caused the first quarter profit to decline. The year-over-year decrease was caused by higher expenses.

First quarter non-IFRS loss was $2.6 million, or 1.5 cents per diluted ADS, compared to non-IFRS profit of $23.8 million, or 13.8 cents per diluted ADS last quarter and non-IFRS profit of $1.6 million, or 1.0 cent in the same period last year.

Balance Sheet and Cash Flow

Himax had $151.9 million of cash, cash equivalents and other financial assets as of the end of March 2018, compared to $199.5 million at the same time last year and $148.9 million a quarter ago. On top of the above cash position, restricted cash was $147.0 million at the end of the quarter, unchanged from $147.0 million in the preceding quarter and up from $107.4 million a year ago. The restricted cash is mainly used to guarantee the Company’s short-term borrowings for the same amount. Himax continues to maintain a very strong balance sheet and remain a debt-free company.

Himax’s inventories as of March 31, 2018 were $148.0 million, down from $148.3 million a year ago and up from $135.2 million a quarter ago. Accounts receivable at the end of March 2018 were $166.6 million as compared to $169.1 million a year ago and $188.8 million last quarter. DSO was 92 days at the end of March 2018, as compared to 98 days a year ago and 101 days at end of the last quarter.

Net cash inflow from operating activities for the first quarter was $2.3 million as compared to an inflow of $5.5 million for the same period last year and an inflow of $8.3 million for the last quarter. The decrease in operating cash flow is mainly due to lower net profit.

Capital expenditures were $18.6 million in the first quarter of 2018 versus $2.0 million a year ago and $15.5 million in the last quarter. The first quarter’s capital expenditure consisted mainly of ongoing payments for the new building’s construction, WLO capacity expansion and installation of active alignment equipment to support Himax’s 3D sensing business. Other CAPEX, primarily for the investment of design tools and R&D related equipment for its traditional IC design business, is around $1 million during the quarter.

Share Buyback Update

As of March 31, 2018, Himax had 172.1 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, the total ADS outstanding are 172.5 million.

2018 Investor Outreach and Conferences

Ms. Jackie Chang, CFO, Ms. Ophelia Lin, internal IR Deputy Director, Mr. Ken Liu, internal IR, and Mr. Greg Falesnik, Himax’s US-based IR, will maintain corporate access for shareholders and attend future investor conferences. If you are interested in speaking with the management, please contact Himax’s US or Taiwan-based investor relations contact at the numbers below.

Business Updates

Himax expects a solid rebound in the second quarter overall and sequential growth across all three major product categories.

Display Driver IC Market
Large display driver IC business recorded low-single-digit growth in the first quarter against seasonality due mainly to Himax’s Chinese panel customers’ capacity expansion and the market’s increasing 4K TV demands. As many of the Company’s panel customers continue to ramp new fabs and run the existing capacity at high utilization, Himax would likely see continued growth in the second quarter, on the back of the first quarter’s performance. Himax remains the market leader in the large panel driver IC business in China and will be a major beneficiary from China’s ongoing capacity expansion. In the last earnings call, Himax highlighted that the whole industry is going through a capacity shortage of 8” foundry where the vast majority of large panel driver ICs are fabricated. Himax was not able to fulfill some orders due to tight foundry capacity during the first quarter. While the capacity shortage continued into the second quarter when Himax still cannot fulfill all the orders, the Company has successfully added a 12” fab into the pool of its foundry capacity to ease the shortage issue. Himax expects to make small volume shipment for TV related driver IC products from this fab starting the second quarter. However, the ultimate ramping schedule will depend on how fast Himax’s panel customers can go through their customer qualification, something all the Company’s major customers are working very hard on. With the 2020 Tokyo Olympics approaching, TV makers are rushing to develop super high end products with 8K resolution. Himax has recently secured another 8K TV design win for a major panel maker and expects more to come in the next few quarters. The Company expects a low-single-digit sequential revenue growth for large display driver ICs, a double-digit growth year-over-year.

Despite the first quarter decline in smartphone display driver IC sales due to soft market demand and seasonality, Himax sees smartphone makers starting to replenish inventory in the second quarter in preparation for the launch of new phones, which will benefit its second quarter business. Overall, Himax is expecting a strong sequential growth for its smartphone business and its HD+ and FHD+ TDDI shipment are set to ramp up in Q2 as the Company indicated. TDDI represents a new source of revenue for Himax with higher ASP and better margin than the traditional driver IC, hence the Company expects the acceleration of TDDI shipment will lead to improvement of its small and medium panel driver IC product mix and contribute to overall sales growth in 2018. Moreover, its new generation FHD+ TDDI with chip on film (COF) package have secured design wins from leading Chinese smartphone brands with mass production expected in the latter half of this year. TDDI with COF package for LCD displays can enable super-slim bezel design for premium smartphone models at a much lower cost than having similar form factor using OLED displays. Similar to the situation in the large display driver IC, the TDDI market is also facing a foundry capacity shortage issue. While trying to get as much capacity as it can from the existing foundries, Himax is working very hard to source and qualify additional foundry capacity for its TDDI ICs.

As to automotive segment, Himax continues to have new projects going into mass production which were design-wins of the prior years. In the first quarter, sales into automotive sector have accounted for more than 15% of its total revenues and it achieved a very significant milestone to gain the world’s first TDDI design-wins for automotive application with mass production target of late 2019 to 2020. Q2 revenue in this segment is set to grow around 20% sequentially and around 50% year-over-year. Himax has engaged all of the major automotive panel manufacturers worldwide for long-term partnerships and secured many of their key projects pipelined for the next few years.

Going into the second quarter, due to customers’ new launches of smartphones, increasing TDDI shipment and the fast growing automotive display driver sales, Himax expects small and medium-sized driver IC revenue to be up around 20% both sequentially and year-over-year.

Non-Driver Product Categories
The non-driver IC business segment has been the Company’s most exciting growth area and a differentiator for the Company in the past few years.

New Technologies Needed for Edge-to-Edge Display
3D sensing total solution is primarily targeting the Android based smartphone at present. Nowadays new smartphone designs feature edge-to-edge displays, removing home button and minimizing border area to provide better viewing experience. Along with the new design, three new approaches of biometric authentication for phone unlock and online payments are emerging to replace the traditional home button with capacitive fingerprint technology. These three new solutions for the Android smartphones are: structured light 3D sensing and active stereoscopic camera (ASC) 3D sensing, both for facial recognition, as well as under-display optical sensor for fingerprint authentication.

Naturally, all of these three solutions have advantages and challenges. Himax thinks all three can fulfill different demands and can therefore co-exist in the market place. Structured light 3D sensing offers outstanding depth precision but the cost is the highest for its complex projector design and manufacturing. ASC is a lower cost alternative to structured light 3D for its relatively simple projector and the fact that it is built on the existing dual camera ecosystem. It is, however, constrained by more limited depth precision. Under-display fingerprint, with a similar cost to the ASC solution, is the closest alternative to the prevailing capacitive type fingerprint which is already familiar to the consumer. However, under-display fingerprint is limited to a single function of authentication without the possibility for other applications such as gesture sensing, photo enhancement or AR as can be achieved by the two 3D sensing approaches. Himax enjoys a unique position in that it offers critical technologies in all of the three solutions and are already a key player by forming different collaboration partnerships for each of the three alternatives. They represent immense revenue opportunities with much higher ASP and gross margin versus Himax’s mainstream display driver IC business.

Structured Light 3D Sensing
SLiM™, Himax’s structured light based 3D sensing total solution, which it announced jointly with Qualcomm last August, brings together Qualcomm’s industry leading 3D algorithm with Himax’s cutting-edge design and manufacturing capabilities in optics and NIR sensors as well as its unique know-how in 3D sensing system integration. The majority of the key technologies inside the SLiMTM solution is developed and supplied by Himax itself. These critical technologies include, on the projector end, DOE and collimator utilizing its world leading WLO technology, a tailor-made laser driver IC, and high precision active alignment for the projector assembly; and on the receiver end, a high efficiency near-infrared CMOS image sensor. Last but not least, Himax also developed an ASIC by incorporating Qualcomm’s algorithm for 3D depth decoding. The fact that all of these critical elements are developed in-house puts Himax in a unique leading position. It represents a very high barrier of entry for any potential competition and a much higher ASP and better profit margin for Himax.

The Qualcomm/Himax solution is by far the highest quality 3D sensing total solution available for the Android market right now. It has the industry’s best performance in all of 3D depth accuracy, indoor/outdoor sensitivity, power consumption and dimensions. It has passed the toughest eye safety standards with a proprietary glass broken detection mechanism to safeguard the user from any potential harm. The Company is pleased to report that the Himax SLiMTM solution is now ready for mass production. It has delivered production ready samples to select smartphone makers as well as their preferred facial recognition and secure online payment ecosystem partners for their development into end products, typically flagship or premium models. As each smartphone maker’s design and requirement are somewhat different, such developments are taking longer than we anticipated. Himax is now targeting the end of the year for shipment to customers for their smartphones’ sales in the first quarter of next year.

Right now, Himax SLiMTM solution is only available on Qualcomm Snapdragon premium mobile platforms. Equipped with the ASIC for 3D depth decoding that Himax has developed, Himax can extend the solution to more mid- to high-end platforms. This initiative will make the SLiMTM solution more affordable for smartphone makers as the price differential among different application processor platforms can be very significant. With 3D depth decoding handled by the ASIC, the smartphone’s AP can be freed up for other applications and lower end platforms with less computing power can be adopted for structured light 3D sensing.

Active Stereoscopic Camera 3D Sensing
Himax unveiled its plan for a lower cost 3D sensing solution with ASC technology in the last earnings call, targeting more mass market smartphone models for facial recognition. The Company is pleased to report that the joint development with an industry leading AP platform player is well under way. The collaboration leverages its WLO and DOE expertise, as well as active alignment manufacturing know-how and high sensitivity NIR sensors. The Company’s target is to have ASC 3D sensing solution ready for mass production by the end of this year. Given the cost benefit, it has attracted a lot of interest from potential smartphone customers. While lower cost compared to structure light 3D, ASC will still represent a much higher ASP and better gross margin potential for Himax.

Himax believes the 3D sensing adoption on Android smartphone in 2018 would be limited but foresee the market demands will increase substantially starting 2019. With its leading technologies, proven manufacturing expertise, new solution roadmap and alliance with leading AP providers, Himax believes it is well positioned to be the partner of choice for Android smartphone makers in their 3D sensing projects.

Optical Fingerprint
Optical fingerprint is an emerging opportunity for Himax. Himax has been working with an industry leading fingerprint solution provider to develop an under-display optical fingerprint product in the last two years, targeting smartphones using OLED displays. A number of design-in projects are already ongoing and Himax expects more to come. Combining the leading fingerprint solution design of its partner and a low-power CMOS image sensor with superior sensitivity which Himax fully customized for this purpose, this optical fingerprint solution is able to deliver outstanding performance even under extreme conditions such as ultra-low light or direct bright sunlight, or when the finger is very cold or dry. Similar to 3D sensing, optical fingerprint is new and complex with a high barrier of entry. Again, the CMOS image sensor used in the solution will have a much higher ASP and better margin than the Company’s traditional display driver IC products.

WLO
In the last earnings call, Himax reported that the Company’s WLO anchor customer had lowered its volume for the first quarter. After the earnings call, the customer made a further order reduction. The much reduced shipment negatively impacted Himax’s Q1 gross margin as lower utilization of its WLO fab led to much higher equipment depreciation and factory overhead on a per unit basis. Judging by the customer’s forecast, Himax is optimistic that the shipment for the second quarter will rise from that of the first quarter and expect the volume to be significantly higher in the second half. Meanwhile, Himax is very encouraged by the progress of its new R&D projects with the said customer for their future generation products centering around its exceptional design know-how and mass production expertise in WLO technology.

CAPEX
Himax announced the increase of the Phase I capital expenditure budget from $80 million to $105 million in the last earnings call. The Phase I is being executed as scheduled. Since February, the Company has been moving in equipment and some manufacturing related staff to the new building and started tuning the manufacturing process and conducting production trial run for its 3D sensing solutions. Himax has already achieved pretty satisfactory production yields in the internal pilot production. Of the $105 million budget, $33 million has been paid out in 2017 and another $17.5 million in the first quarter 2018. The payment for the remaining $54.5 million is to be made throughout the rest of 2018.

As Himax mentioned in the previous earnings calls, the CAPEX budget for Phases I will be funded through Himax’s internal resources and banking facilities, if so needed.

CMOS Image Sensor
Himax continues to make great progress with its two machine vision sensor product lines, namely, near infrared (“NIR”) sensor and Always-on-Sensor (“AoSTM”). NIR sensor is a critical part of its SLiMTM and ASC 3D sensing solutions. The Company’s NIR sensors’ overall performance, measured primarily by way of quantum efficiency, is far ahead of those of its peers for 3D sensing. On the AoS product line, Himax announced the full acquisition of Emza in March. With the acquisition, Himax is now uniquely positioned to provide ultra low power imaging sensing solutions, complete with Himax’s industry leading super low power CIS design and Emza’s unique AI-based computer vision algorithm. This will also help Himax enter into markets beyond consumer electronics, such as connected homes, smart buildings and security.

For the traditional human vision segments, Himax sees strong demands in laptops and increasing shipments for multimedia applications such as car recorders, surveillance, drones, home appliances, and consumer electronics, among others.

LCOS
Himax’s main focus areas are AR goggle devices and head-up-displays (HUD) for automotives. While AR will take a few years to fully realize its market potential, Himax has seen many companies, be the top name multinationals or new start-ups, invest heavily to develop the ecosystem -- applications, software, operating system, system electronics, and optics. The Company continues to have active engineering activities with several tier-1 tech names with ambition to bring next generation smart glasses to the market. In addition, Himax continues to make great progress in developing high-end head-up display for automotives. Himax and its partners together have secured a few design wins. Timing for such revenue contribution would be 2019 the earliest. Himax believes LCOS represents a significant long term growth opportunity for the Company.

For non-driver IC business, Himax expects a low-single-digit revenue growth sequentially in the second quarter, and around 10% growth year-over-year.

Second Quarter 2018 Guidance

The Company is providing the following financial guidance for the second quarter of 2018:
Net Revenue:	To increase 9% to 14% sequentially, representing a double-digit year-over-year growth
Gross Margin:	To be around 23% sequentially, depending on final product mix
IFRS EPS:	0.0 to 1.0 cent per diluted ADS

Beginning January 1, 2018, Himax adopted International Financial Reporting Standards ("IFRS") issued by the International Accounting Standard Board ("IASB") to prepare its consolidated financial statements. The Company doesn’t expect the transition from US GAAP to IFRS to have any significant impact on its financial results.

HIMAX TECHNOLOGIES FIRST QUARTER 2018 EARNINGS CONFERENCE CALL

DATE:	Thursday, May 10, 2018
TIME:	U.S.	8:00 a.m. EDT
	Taiwan	8:00 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL +1 (678) 509-7569
CONFERENCE ID:	5288328
WEBCAST:	https://edge.media-server.com/m6/p/wifc44z6

A replay of the call will be available beginning two hours after the call through 10:59 a.m. US EDT on May 17th, 2018 (10:59 p.m. Taiwan time, May 17th, 2018) on www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 5288328. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through May 10, 2019.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ:HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions, silicon IPs and LCOS micro-displays for augmented reality (AR) devices and head-up displays (HUD) for automotive. The Company also offers digital camera solutions, including CMOS image sensors and wafer level optics for AR devices, 3D sensing and machine vision, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical devices and Internet of Things. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,150 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,999 patents granted and 439 patents pending approval worldwide as of March 31th, 2018. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2017 filed with the SEC, as may be amended.

Company Contacts:

Jackie Chang, CFO
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22300
Or
US Tel: +1-949-585-9838 Ext.252
Fax: +886-2-2314-0877
Email: jackie_chang@himax.com.tw
www.himax.com.tw

Ophelia Lin, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22202
Fax: +886-2-2314-0877
Email: ophelia_lin@himax.com.tw
 www.himax.com.tw

Ken Liu, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999 Ext.22513
Fax: +886-2-2314-0877
Email: ken_liu@himax.com.tw
www.himax.com.tw

Investor Relations - US Representative
Greg Falesnik, Managing Director
MZ North America
Tel: +1-212-301-7130
Email: greg.falesnik@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended March 31,		Three Months Ended December 31,
	2018	2017	2017

Revenues	$162,851	$155,210	$181,081

Costs and expenses:
Cost of revenues	126,254	119,309	136,499
Research and development	30,040	25,333	29,387
General and administrative	4,906	4,601	5,401
Sales and marketing	4,895	4,369	5,515
Total costs and expenses	166,095	153,612	176,802

Operating income (loss)	(3,244)	1,598	4,279

Non operating income (loss):
Interest income	549	543	554
Changes in fair value of financial assets at fair value through profit or loss	1	70	23,064
Share of losses of associates	(844)	(134)	(483)
Foreign currency exchange losses, net	(258)	(1,126)	(322)
Finance costs	(252)	(214)	(250)
Other income, net	4	48	10
	(800)	(813)	22,573
Profit (loss) before income taxes	(4,044)	785	26,852
Income tax expense (benefit)	(728)	122	3,989
Profit (loss) for the period	(3,316)	663	22,863
Loss attributable to noncontrolling interests	487	553	681
Profit (loss) attributable to Himax Technologies, Inc. stockholders	$(2,829)	$1,216	$23,544

Basic earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$(0.016)	$0.007	$0.136
Diluted earnings (loss) per ADS attributable to Himax Technologies, Inc. stockholders	$(0.016)	$0.007	$0.136

Basic Weighted Average Outstanding ADS	172,499	172,399	172,499
Diluted Weighted Average Outstanding ADS	172,536	172,424	172,518

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Three Months Ended March 31,		Three Months Ended December
	2018	2017	31, 2017
Share-based compensation
Cost of revenues	$12	$25	$24
Research and development	57	139	40
General and administrative	9	38	14
Sales and marketing	13	28	15
Income tax benefit	(12)	(36)	(13)
Total	$79	$194	$80

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$246	$246	$247
Income tax benefit	(71)	(99)	(99)
Total	$175	$147	$148

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	March 31, 2018	December 31, 2017	March 31, 2017
Assets
Current assets:
Cash and cash equivalents	$139,806	$138,023	$190,345
Financial assets at amortized cost	11,753	10,358	5,220
Financial assets at fair value through profit or loss	361	521	3,891
Accounts receivable, net	166,603	188,774	169,093
Inventories	147,962	135,200	148,260
Income taxes receivable	45	53	41
Restricted deposit	147,000	147,000	107,414
Other receivable from related parties	3,515	3,250	5,650
Other current assets	19,609	39,442	14,753
Total current assets	636,654	662,621	644,667
Financial assets at fair value through profit or loss	1,600	1,600	10,562
Financial assets at fair value through other comprehensive income	1,522	1,522	1,680
Equity method investments	9,905	10,739	2,235
Property, plant and equipment, net	95,953	84,575	46,517
Deferred tax assets	8,199	7,713	7,811
Goodwill	28,138	28,138	28,138
Other intangible assets, net	3,027	2,899	3,461
Restricted deposit	481	470	132
Other non-current assets	8,579	2,916	2,370
	157,404	140,572	102,906
Total assets	$794,058	$803,193	$747,573
Liabilities and Equity
Current liabilities:
Short-term borrowings	$147,000	$147,000	$107,000
Financial liability at amortized cost	4,920	4,837	-
Accounts payable	134,970	139,933	115,941
Accounts payable to related party	-	-	1,098
Income taxes payable	4,920	7,285	16,158
Other payable to related party	1,900	2,200	-
Other current liabilities	44,701	42,471	29,936
Total current liabilities	338,411	343,726	270,133
Financial liability at amortized cost	-	-	4,601
Net defined benefit liabilities	1,178	1,152	1,115
Deferred tax liabilities	106	111	1,348
Other non-current liabilities	3,672	4,616	1,945
	4,956	5,879	9,009
Total liabilities	343,367	349,605	279,142
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	104,533	104,427	103,689
Treasury shares	(8,878)	(8,878)	(9,020)
Accumulated other comprehensive loss	(322)	(446)	(1,186)
Retained earnings	250,574	253,210	268,032
Equity attributable to owners of Himax Technologies, Inc.	452,917	455,323	468,525
Noncontrolling interests	(2,226)	(1,735)	(94)
Total equity	450,691	453,588	468,431
Total liabilities and equity	$794,058	$803,193	$747,573

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended March 31,		Three Months Ended December 31,
	2018	2017	2017

Cash flows from operating activities:
Profit (loss) for the period	$(3,316)	$663	$22,863
Adjustments for:
Depreciation and amortization	5,098	3,439	5,098
Bad debt expense	-	-	155
Share-based compensation expenses	91	229	93
Gain on disposals of property, plant and equipment	-	(28)	(1)
Changes in fair value of financial assets at fair value through profit or loss	(1)	(70)	(23,064)
Interest income	(549)	(543)	(554)
Finance costs	252	214	250
Income tax expense (benefit)	(728)	122	3,989
Share of losses of associates	844	134	483
Inventories write downs	2,954	3,047	3,418
Foreign currency exchange gains of financial assets	(222)	-	-
	4,423	7,207	12,730
Changes in:
Accounts receivable	22,171	23,473	(5,901)
Inventories	(15,716)	(1,559)	(8,506)
Other receivable from related parties	(15)	-	-
Other current assets	(1,672)	(878)	(346)
Accounts payable	(4,963)	(26,328)	14,380
Accounts payable to related party	-	522	-
Other payable to related party	(300)	-	850
Net defined benefit liabilities	26	41	(52)
Other current liabilities	(1,629)	2,627	(4,709)
Other non-current liabilities	(7)	495	(590)
Cash generated from operating activities	2,318	5,600	7,856
Interest received	166	50	883
Interest paid	(170)	(137)	(170)
Income tax paid	(37)	(53)	(273)
Net cash provided by operating activities	2,277	5,460	8,296

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(18,550)	(1,998)	(15,537)
Proceeds from disposal of property, plant and equipment	-	28	87
Acquisitions of intangible assets	(94)	(11)	(175)
Acquisitions of financial assets at amortized cost	(1,897)	(454)	(756)
Proceeds from disposal of financial assets at amortized cost	754	446	-
Acquisitions of financial assets at fair value through profit or loss	(4,330)	(4,647)	(4,934)
Proceeds from disposal of financial assets at fair value through profit or loss	26,506	6,074	15,088
Acquisition of business	(700)	-	-
Acquisitions of equity method investments	-	-	(6,945)
Increase in refundable deposits	(1)	(310)	(82)
Releases (pledges) of restricted deposit	(11)	(222)	195

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended March 31,		Three Months Ended December 31,
	2018	2017	2017
Cash paid for loan made to related parties	$(250)	$-	$(1,750)
Cash received from loan made to related party	-	1,500	2,650
Income tax paid for disposal of financial assets at fair value through profit or loss	(2,187)	-	-
Net cash provided by (used in) investing activities	(760)	406	(12,159)

Cash flows from financing activities:
Proceeds from issuance of new shares by subsidiary	11	-	105
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	-	4	-
Release of restricted deposit	-	31,000	-
Proceeds from short-term borrowings	-	27,161	27,000
Repayments of short-term borrowings	-	(58,161)	(27,000)
Net cash provided by financing activities	11	4	105
Effect of foreign currency exchange rate changes on cash and cash equivalents	255	23	299
Net increase (decrease) in cash and cash equivalents	1,783	5,893	(3,459)
Cash and cash equivalents at beginning of period	138,023	184,452	141,482
Cash and cash equivalents at end of period	$139,806	$190,345	$138,023

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation and Acquisition-Related Charges:
	Three Months Ended March 31,		Three Months Ended December 31,
	2018	2017	2017
Revenues	$162,851	$155,210	$181,081
Gross profit	36,597	35,901	44,582
Add: Share-based compensation – cost of revenues	12	25	24
Gross profit excluding share-based compensation	36,609	35,926	44,606
Gross margin excluding share-based compensation	22.5%	23.1%	24.6%
Operating income (loss)	(3,244)	1,598	4,279
Add: Share-based compensation	91	230	93
Operating income (loss) excluding share-based compensation	(3,153)	1,828	4,372
Add: Acquisition-related charges –intangible assets amortization	246	246	247
Operating income (loss) excluding share-based compensation and acquisition-related charges	(2,907)	2,074	4,619
Operating margin excluding share-based compensation and acquisition-related charges	(1.8%)	1.3%	2.6%
Profit (loss) attributable to Himax Technologies, Inc. stockholders	(2,829)	1,216	23,544
Add: Share-based compensation, net of tax	79	194	80
Add: Acquisition-related charges, net of tax	175	147	148
Profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	(2,575)	1,557	23,772
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	(1.6%)	1.0%	13.1%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues

*Operating margin excluding share-based compensation and acquisition-related charges equals operating income (loss) excluding share-based compensation and acquisition-related charges divided by revenues

*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges equals profit (loss) attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Loss Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation and Acquisition-Related Charges: (Amounts in U.S. Dollars)
Three Months Ended March 31,
2018
Diluted IFRS loss per ADS attributable to Himax Technologies, Inc. stockholders	($0.016)
Add: Share-based compensation per ADS	$0.000
Add: Acquisition-related charges per ADS	$0.001

Diluted non-IFRS loss per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation and acquisition-related charges	($0.015)

Numbers do not add up due to rounding

Himax Technologies, Inc.
Reconciliation of unaudited condensed consolidated Statement of Financial Position as of December 31, 2017
(Amounts in Thousands of U.S. Dollars)

U.S. GAAP		Effect of Transition to IFRS		IFRS
Items	Amount	Recognition Difference	Presentation Difference	Amount	Items	Note
Assets					Assets
Current assets:					Current assets:
Cash and cash equivalents	$138,023	$-	$-	$138,023	Cash and cash equivalents
Investments in marketable securities available-for-sale	10,879	-	(10,879)	-	－	A-1
－	-	-	10,358	10,358	Financial assets at amortized cost	A-1
－	-	-	521	521	Financial assets at fair value through profit or loss	A-1
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	187,571	-	1,203	188,774	Accounts receivable, net	B
Inventories	135,200	-	-	135,200	Inventories
－	-	-	53	53	Income taxes receivable
Restricted cash, cash equivalents and marketable securities	147,000	-	-	147,000	Restricted deposit
Other receivables from related parties	3,250	-	-	3,250	Other receivable from related parties
Prepaid expenses and other current assets	39,495	-	(53)	39,442	Other current assets
Total current assets	661,418	-	1,203	662,621	Total current assets
Investment in non-marketable equity securities	3,122	-	(3,122)	-	－	A-2
－	-	-	1,600	1,600	Financial assets at fair value through profit or loss	A-2
－	-	-	1,522	1,522	Financial assets at fair value through other comprehensive income	A-2
Equity method investments	10,739	-	-	10,739	Equity method investments
Property, plant and equipment, net	86,673	-	(2,098)	84,575	Property, plant and equipment, net	C
Deferred tax assets	7,688	(54)	79	7,713	Deferred tax assets	D,F
Goodwill	28,138	-	-	28,138	Goodwill
Other intangible assets, net	2,179	-	720	2,899	Other intangible assets, net	C
Restricted marketable securities	470	-	-	470	Restricted deposit
Other assets	1,628	(90)	1,378	2,916	Other non-current assets	C,F
	140,637	(144)	79	140,572
Total assets	$802,055	$(144)	$1,282	$803,193	Total assets

(Continued)

Himax Technologies, Inc.
Reconciliation of unaudited condensed consolidated Statement of Financial Position as of December 31, 2017
(Amounts in Thousands of U.S. Dollars)

U.S. GAAP		Effect of Transition to IFRS		IFRS
Items	Amount	Recognition Difference	Presentation Difference	Amount	Items	Note
Liabilities, Redeemable noncontrolling interest and Equity					Liabilities and Equity
Current liabilities:					Current liabilities:
Short-term debt	$147,000	$-	$-	$147,000	Short term borrowings
－	-	4,837	-	4,837	Financial liability at amortized cost	A-3
Accounts payable	139,933	-	-	139,933	Accounts payable
Income taxes payable	6,798	-	487	7,285	Income taxes payable	E
Other payable to related party	2,200	-	-	2,200	Accounts payable to related party
Other accrued expenses and other current liabilities	41,268	-	1,203	42,471	Other current liabilities	B
Total current liabilities	337,199	4,837	1,690	343,726	Total current liabilities
－	-	-	1,152	1,152	Net defined benefit liabilities	F
－	-	-	111	111	Deferred tax liabilities	D
Other liabilities	6,287	-	(1,671)	4,616	Other non-current liabilities	D,E,F
	6,287	-	(408)	5,879
Total liabilities	343,486	4,837	1,282	349,605	Total liabilities
Redeemable noncontrolling interest	3,656	(3,656)	-	-	－	A-3
Equity					Equity
Himax Technologies, Inc. stockholders’ equity:					Himax Technologies, Inc. stockholders’ equity:
Ordinary shares	107,010	-	-	107,010	Ordinary shares
Additional paid-in capital	107,400	(2,973)	-	104,427	Additional paid-in capital	G
Treasury shares	(8,878)	-	-	(8,878)	Treasury shares
Accumulated other comprehensive loss	(1,430)	984	-	(446)	Accumulated other comprehensive loss	F
Unappropriated retained earnings	252,546	664	-	253,210	Retained earnings
Himax Technologies, Inc. stockholders’ equity	456,648	(1,325)	-	455,323	Equity attributable to owners of Himax Technologies, Inc.	H
Noncontrolling interests	(1,735)	-	-	(1,735)	Noncontrolling interests
Total equity	454,913	(1,325)	-	453,588	Total equity
Total liabilities, redeemable noncontrolling interest and equity	$802,055	$(144)	$1,282	$803,193	Total liabilities and equity

(Concluded)

Himax Technologies, Inc.
Reconciliation of unaudited condensed consolidated statement of profit or loss for the twelve months ended December 31, 2017
(Amounts in Thousands of U.S. Dollars)

U.S. GAAP		Effect of Transition to IFRS		I F R S
Items	Amount	Recognition Difference	Presentation Difference	Amount	Items	Note
Revenues	$685,167	$-	$-	$685,167	Revenues

Costs and expenses:					Costs and expenses:
Cost of revenues	518,142	-	-	518,142	Cost of revenues
Research and development	117,757	(95)	-	117,662	Research and development	F,G
General and administrative	20,614	(153)	-	20,461	General and administrative	F,G
Sales and marketing	20,504	39	-	20,543	Sales and marketing	F,G
Total costs and expenses	677,017	(209)	-	676,808	Total costs and expenses

Operating income	8,150	209	-	8,359	Operating income

Non operating income (loss):					Non operating income (loss):
Interest income	2,225	-	-	2,225	Interest income
Gain on sale of securities, net	23,226	-	-	23,226	Changes in fair value of financial assets at fair value through profit or loss
Equity in losses of equity method investees	(1,200)	-	-	(1,200)	Share of losses of associates
Foreign currency exchange losses, net	(1,517)	(142)	-	(1,659)	Foreign currency exchange losses, net	F
Interest expense	(565)	(313)	-	(878)	Finance costs	A-3
Other income, net	19	-	-	19	Other income, net
	22,188	(455)	-	21,733
Earnings before income taxes	30,338	(246)	-	30,092	Profit before income taxes
Income tax expense	4,520	34	-	4,554	Income tax expense	F
Net income	25,818	(280)	-	25,538	Profit for the period
Net loss attributable to noncontrolling interests	2,149	(7)	-	2,142	Loss attributable to noncontrolling interests	F
Net income attributable to Himax Technologies, Inc. stockholders	$27,967	$(287)	$-	$27,680	Profit attributable to Himax Technologies, Inc. stockholders

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.162			$0.161	Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.162			$0.161	Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders
Basic Weighted Average Outstanding ADS	172,425			172,425	Basic Weighted Average Outstanding ADS
Diluted Weighted Average Outstanding ADS	172,452			172,452	Diluted Weighted Average Outstanding ADS

Himax Technologies, Inc.
Reconciliation of unaudited condensed consolidated statement of profit or loss for the three months ended December 31, 2017
(Amounts in Thousands of U.S. Dollars)

U.S. GAAP		Effect of Transition to IFRS		I F R S
Items	Amount	Recognition Difference	Presentation Difference	Amount	Items	Note
Revenues	$181,081	$-	$-	$181,081	Revenues

Costs and expenses:					Costs and expenses:
Cost of revenues	136,499	-	-	136,499	Cost of revenues
Research and development	29,516	(129)	-	29,387	Research and development	F,G
General and administrative	5,413	(12)	-	5,401	General and administrative	F,G
Sales and marketing	5,532	(17)	-	5,515	Sales and marketing	F,G
Total costs and expenses	176,960	(158)	-	176,802	Total costs and expenses

Operating income	4,121	158	-	4,279	Operating income

Non operating income (loss):					Non operating income (loss):
Interest income	554	-	-	554	Interest income
Gain on sale of securities, net	23,064	-	-	23,064	Changes in fair value of financial assets at fair value through profit or loss
Equity in losses of equity method investees	(483)	-	-	(483)	Share of losses of associates
Foreign currency exchange losses, net	(277)	(45)	-	(322)	Foreign currency exchange losses, net	F
Interest expense	(170)	(80)	-	(250)	Finance costs	A-3
Other income, net	10	-	-	10	Other income, net
	22,698	(125)	-	22,573
Earnings before income taxes	26,819	33	-	26,852	Profit before income taxes
Income tax expense	3,957	32	-	3,989	Income tax expense	F
Net income	22,862	1	-	22,863	Profit for the period
Net loss attributable to noncontrolling interests	687	(6)	-	681	Loss attributable to noncontrolling interests	F
Net income attributable to Himax Technologies, Inc. stockholders	$23,549	$(5)	$-	$23,544	Profit attributable to Himax Technologies, Inc. stockholders

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.137			$0.136	Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.137			$0.136	Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders
Basic Weighted Average Outstanding ADS	172,499			172,499	Basic Weighted Average Outstanding ADS
Diluted Weighted Average Outstanding ADS	172,518			172,518	Diluted Weighted Average Outstanding ADS

Himax Technologies, Inc.
Reconciliation of unaudited condensed consolidated Statement of Financial Position as of March 31, 2017
(Amounts in Thousands of U.S. Dollars)

U.S. GAAP		Effect of Transition to IFRS		IFRS
Items	Amount	Recognition Difference	Presentation Difference	Amount	Items	Note
Assets					Assets
Current assets:					Current assets:
Cash and cash equivalents	$190,345	$-	$-	$190,345	Cash and cash equivalents
Investments in marketable securities available-for-sale	9,111	-	(9,111)	-	－	A-1
－	-	-	5,220	5,220	Financial assets at amortized cost	A-1
－	-	-	3,891	3,891	Financial assets at fair value through profit or loss	A-1
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	167,681	-	1,412	169,093	Accounts receivable, net	B
Inventories	148,260	-	-	148,260	Inventories
－	-	-	41	41	Income taxes receivable
Restricted cash, cash equivalents and marketable securities	107,414	-	-	107,414	Restricted deposit
Other receivables from related parties	5,650	-	-	5,650	Other receivable from related parties
Prepaid expenses and other current assets	14,794	-	(41)	14,753	Other current assets
Total current assets	643,255	-	1,412	644,667	Total current assets
Investment in non-marketable equity securities	12,242	-	(12,242)	-		A-2
－	-	-	10,562	10,562	Financial assets at fair value through profit or loss	A-2
－	-	-	1,680	1,680	Financial assets at fair value through other comprehensive income	A-2
Equity method investments	2,235	-	-	2,235	Equity method investments
Property, plant and equipment, net	47,738	-	(1,221)	46,517	Property, plant and equipment, net	C
Deferred tax assets	6,597	(57)	1,271	7,811	Deferred tax assets	D,F
Goodwill	28,138	-	-	28,138	Goodwill
Other intangible assets, net	2,922	-	539	3,461	Other intangible assets, net	C
Restricted marketable securities	132	-	-	132	Restricted deposit
Other assets	1,778	(90)	682	2,370	Other non-current assets	C,F
	101,782	(147)	1,271	102,906
Total assets	$745,037	$(147)	$2,683	$747,573	Total assets

(Continued)

Himax Technologies, Inc.
Reconciliation of unaudited condensed consolidated Statement of Financial Position as of March 31, 2017
(Amounts in Thousands of U.S. Dollars)

U.S. GAAP		Effect of Transition to IFRS		IFRS
Items	Amount	Recognition Difference	Presentation Difference	Amount	Items	Note
Liabilities, Redeemable noncontrolling interest and Equity					Liabilities and Equity
Current liabilities:					Current liabilities:
Short-term debt	$107,000	$-	$-	$107,000	Short term borrowings
Accounts payable	115,941	-	-	115,941	Accounts payable
Accounts payable to related party	1,098	-	-	1,098	Accounts payable to related party
Income taxes payable	15,632	-	526	16,158	Income taxes payable	E
Other accrued expenses and other current liabilities	28,524	-	1,412	29,936	Other current liabilities	B
Total current liabilities	268,195	-	1,938	270,133	Total current liabilities
－	-	4,601	-	4,601	Financial liability at amortized cost	A-3
－	-	(17)	1,132	1,115	Net defined benefit liabilities	F
－	-	-	1,348	1,348	Deferred tax liabilities	D
Other liabilities	3,680	-	(1,735)	1,945	Other non-current liabilities	D,E,F
	3,680	4,584	745	9,009
Total liabilities	271,875	4,584	2,683	279,142	Total liabilities
Redeemable noncontrolling interest	3,656	(3,656)	-	-	－	A-3
Equity					Equity
Himax Technologies, Inc. stockholders’ equity:					Himax Technologies, Inc. stockholders’ equity:
Ordinary shares	107,010	-	-	107,010	Ordinary shares
Additional paid-in capital	106,591	(2,902)	-	103,689	Additional paid-in capital	G
Treasury shares	(9,020)	-	-	(9,020)	Treasury shares
Accumulated other comprehensive loss	(2,207)	1,021	-	(1,186)	Accumulated other comprehensive loss	F
Unappropriated retained earnings	267,228	804	-	268,032	Retained earnings
Himax Technologies, Inc. stockholders’ equity	469,602	(1,077)	-	468,525	Equity attributable to owners of Himax Technologies, Inc.	H
Noncontrolling interests	(96)	2	-	(94)	Noncontrolling interests	F
Total equity	469,506	(1,075)	-	468,431	Total equity
Total liabilities, redeemable noncontrolling interest and equity	$745,037	$(147)	$2,683	$747,573	Total liabilities and equity

(Concluded)

Himax Technologies, Inc.
Reconciliation of unaudited condensed consolidated statement of profit or loss for the three months ended March 31, 2017
(Amounts in Thousands of U.S. Dollars)

U.S. GAAP		Effect of Transition to IFRS		IFRS
Items	Amount	Recognition Difference	Presentation Difference	Amount	Items	Note
Revenues	$155,210	$-	$-	$155,210	Revenues

Costs and expenses:					Costs and expenses:
Cost of revenues	119,309	-	-	119,309	Cost of revenues
Research and development	25,331	2	-	25,333	Research and development	G
General and administrative	4,633	(32)	-	4,601	General and administrative	G
Sales and marketing	4,364	5	-	4,369	Sales and marketing	G
Total costs and expenses	153,637	(25)	-	153,612	Total costs and expenses

Operating income	1,573	25	-	1,598	Operating income

Non operating income (loss):					Non operating income (loss):
Interest income	543	-	-	543	Interest income
Gain on sale of securities, net	70	-	-	70	Changes in fair value of financial assets at fair value through profit or loss

Equity in losses of equity method investees	(134)	-	-	(134)	Share of losses of associates
Foreign currency exchange losses, net	(1,033)	(93)	-	(1,126)	Foreign currency exchange losses, net	F
Interest expense	(137)	(77)	-	(214)	Finance costs	A-3
Other income, net	48	-	-	48	Other income, net
	(643)	(170)	-	(813)
Earnings before income taxes	930	(145)	-	785	Profit before income taxes
Income tax expense	121	1	-	122	Income tax expense	F
Net income	809	(146)	-	663	Profit for the period
Net loss attributable to noncontrolling interests	554	(1)	-	553	Loss attributable to noncontrolling interests	F
Net income attributable to Himax Technologies, Inc. stockholders	$1,363	$(147)	$-	$1,216	Profit attributable to Himax Technologies, Inc. stockholders

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.008			$0.007	Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.008			$0.007	Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders
Basic Weighted Average Outstanding ADS	172,399			172,399	Basic Weighted Average Outstanding ADS
Diluted Weighted Average Outstanding ADS	172,424			172,424	Diluted Weighted Average Outstanding ADS

Notes to the reconciliation of the main differences:

A) Financial instruments

Under U.S. GAAP, investment securities consist of investments in marketable securities and investments in non-marketable equity securities. All of our investments in marketable securities are classified as available-for-sale securities and are reported at fair value. Investments in non-marketable equity securities in which we do not have the ability to exercise significant influence over the operating and financial policies of the investee are stated at cost.

Under IFRS, IFRS 9 Financial Instruments includes guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It is effective for annual reporting periods beginning on January 1, 2018. To better reflect the presentation of the consolidated statements of financial position as of March 31, 2018, we reclassified comparative period information as follows:

A-1)

As of December 31, 2017, we had $10,879 thousand reported as investment in marketable securities available-for-sale under U.S. GAAP, that were reclassified to financial assets at amortized cost and financial assets at fair value through profit or loss-current, at amounts of $10,358 thousand and $521 thousand, respectively, under IFRS.

As of March 31, 2017, we had $9,111 thousand reported as investments in marketable securities available-for-sale under U.S. GAAP, that were reclassified to financial assets at amortized cost and financial assets at fair value through profit or loss-current, at amounts of $5,220 thousand and $3,891 thousand, respectively, under IFRS.

A-2)

As of December 31, 2017, we had $3,122 thousand reported as investment in non-marketable equity securities under U.S. GAAP, that were reclassified to financial assets at fair value through profit or loss-noncurrent and financial assets at fair value through other comprehensive income at amounts of $1,600 thousand and $1,522 thousand, respectively, under IFRS.

As of March 31, 2017, we had $12,242 thousand reported as investment in non-marketable equity securities under U.S. GAAP, that were reclassified to financial assets at fair value through profit or loss-noncurrent and financial assets at fair value through other comprehensive income at amounts of $10,562 thousand and $1,680 thousand, respectively, under IFRS.

A-3)

Under U.S. GAAP, we recognized redeemable convertible preferred shares which were issued to a non-controlling shareholder by Himax Display Inc., a consolidated subsidiary, as temporary equity. The redeemable convertible preferred shares were presented as redeemable noncontrolling interest and recognized at fair value.

Under IFRS, we recognized the above-mentioned redeemable convertible preferred shares as financial liability at amortized cost using effective interest method.

As of December 31, 2017, we had $3,656 thousand reported as redeemable noncontrolling interest under U.S. GAAP, that were reclassified to financial liability at amortized cost-current and recognized interest expense (finance costs) using effective interest method which decreased the retained earnings by $1,181 thousand. After the above adjustments, we had $4,837 thousand reported as financial liability at amortized cost-current under IFRS.

For the twelve months and three months ended December 31, 2017, interest expense (finance costs) was adjusted for an increase of $313 thousand and $80 thousand, respectively.

As of March 31, 2017, we had $3,656 thousand reported as redeemable noncontrolling interest under U.S. GAAP, that were reclassified to financial liability at amortized cost-noncurrent and recognized interest expense (finance costs) using effective interest method which decreased the retained earnings by $945 thousand. After the above adjustments, we had $4,601 thousand reported as financial liability at amortized cost-noncurrent under IFRS.

For the three months ended March 31, 2017, interest expense (finance costs) was adjusted for an increase of $77 thousand.

B) Allowance of sales returns and discounts

Under U.S. GAAP, allowance for sales returns and discounts were recognized as a reduction in revenue in the year the related revenue is recognized based on historical experience. The corresponding allowance for sales returns and discounts was presented as a reduction in accounts receivable.

Under IFRS, the allowance for sales returns and discounts is a present obligation with uncertain timing and an amount that arises from past events and is therefore reclassified as provisions.

As of December 31, 2017 and March 31, 2017, the amounts reclassified from allowance for sales returns and discounts to provisions were $1,203 thousand and $1,412 thousand, respectively.

C) Property, plant and equipment, net

Under U.S. GAAP, property, plant, and equipment typically consist of long-lived tangible assets used to create and distribute an entity's products and including software.

Under IFRS, property, plant and equipment are tangible items. Certain software that is not an integral part of the related hardware and prepayment for equipment not shipped to the factory are reclassified out from property, plant and equipment as they do not meet the definition of property, plant and equipment.

As of December 31, 2017, property, plant and equipment, net of $2,098 thousand were reclassified to other intangible assets, net and other non-current assets at amounts of $720 thousand and $1,378 thousand, respectively.

As of March 31, 2017, property, plant and equipment, net of $1,221 thousand were reclassified to other intangible assets, net and other non-current assets at amounts of $539 thousand and $682 thousand, respectively.

D) Deferred tax assets and liabilities

Under U.S. GAAP, for a particular tax-paying component of an entity and within a particular tax jurisdiction, all current / non-current deferred tax liabilities and assets are offset and presented as a single amount.

Under IFRS, deferred tax liabilities and assets are offset only if the entity has a legally enforceable right to offset current tax liabilities and assets.

As of December 31, 2017 and March 31, 2017, the amounts reclassified from deferred tax assets to deferred tax liabilities were $79 thousand and $1,271 thousand, respectively.

E) Income taxes payable

Under U.S. GAAP, income taxes payable are classified as current if cash payment is expected within 12 months; if not, the amount is classified as noncurrent.

Under IFRS, income tax payables are classified as current unless an unconditional right to defer payment for a period greater than twelve months exists.

As of December 31, 2017 and March 31, 2017, the amounts reclassified from other liabilities to income tax payables were $487 thousand and $526 thousand, respectively.

F) Employee benefits

Under U.S. GAAP, actuarial gains and losses arising in the period are recognized immediately in OCI and amortized from accumulated OCI into the profit or loss over the employees’ remaining service period.

Under IFRS, remeasurements of the net defined benefit liability (asset) are recognized in OCI and are not reclassified to profit or loss in a subsequent period.

As of December 31, 2017, net defined benefit assets included in other assets, deferred tax assets and remeasurements of the net defined benefit liability or asset related to components of accumulated other comprehensive income were adjusted for a decrease of $90 thousand, $54 thousand and an increase of $984 thousand, respectively.

For the twelve months and three months ended December 31, 2017, operating expense for employee benefits was adjusted for a decrease of $108 thousand.

As of March 31, 2017, net defined benefit assets included in other assets, net defined benefit liabilities, deferred tax assets and remeasurements of the net defined benefit liability or asset related to components of accumulated other comprehensive income were adjusted for a decrease of $90 thousand, $17 thousand, $57 thousand and an increase of $1,021 thousand, respectively.

G) Share-Based Compensation

Under U.S. GAAP, we recognized compensation expense by straight-line method and recognized excess tax benefits from share-based payments.

Under IFRS, we recognized compensation expense by graded vesting and there is no requirement of recognizing excess tax benefits under IFRS.

For the twelve months and three months ended December 31, 2017, operating expense for share-based compensation was adjusted for a decrease of $101 thousand and $50 thousand, respectively.

For the three months ended March 31, 2017, operating expense for share-based compensation was adjusted for a decrease of $25 thousand.

H) Reconciliation of equity attributable to Himax from U.S. GAAP to IFRS summarized below:

	December 31, 2017	March 31, 2017	Note
Equity attributable to Himax under U.S. GAAP	$456,648	$469,602

Financial liability at amortized cost	(1,181)	(945)	A-3
Employee benefits	(144)	(132)	F
	(1,325)	(1,077)
Equity attributable to Himax under IFRS	$455,323	$468,525